News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING CANADIAN COAL TRUST

2006 THIRD QUARTER EARNINGS RESULTS

CALGARY, October 23, 2006 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced its third quarter 2006 results. Cash available for distribution for the quarter was $123 million ($0.83 per unit) compared with $253 million ($1.72 per unit) for the third quarter of 2005. On a year-to-date basis, cash available for distribution was $471 million ($3.21 per unit), a slight decrease from $474 million ($3.23 per unit) for the same period of 2005.

Net income was $124 million in the third quarter, which was down from $427 million during the same quarter in 2005. There were significant, unusual gains in 2005, including a $160 million future income tax reversal with the reorganization of the Trust and a non-cash gain of $29 million on the issuance of a partnership interest. Income before unusual items and future income taxes was $121 million in the third quarter compared with $239 million in the same quarter of 2005, which largely reflects lower US dollar coal prices and a stronger Canadian dollar in 2006. On a year-to-date basis, net income was $429 million versus $616 million in 2005. Income before unusual items and future income taxes for the year to date was $468 million compared with $461 million in the prior year.

“Although the Trust continues to generate significant cash flows, there are a number of challenges in the hard coking coal markets,” said Jim Popowich, President of Fording Canadian Coal Trust. “These challenges include the increased use by integrated steel mills of low-quality coals and new coal supply availability. To respond to these challenges, Elk Valley Coal’s current focus is on ensuring that its value proposition to its customers makes Elk Valley Coal their supplier of choice for their high quality hard coking coal needs.”

Highlights:

▪

Cash available for distribution was $123 million for the quarter, or $0.83 per unit, down from $253 million for 2005. Cash available for distribution for the year-to-date was $471 million, down slightly from $474 million for 2005. Distributions to unitholders for the quarter were $0.80 per unit and were $3.20 per unit for the year-to-date compared with $1.80 per unit and $3.16 per unit, respectively, for 2005.

▪

The average coal price in the third quarter of 2006 was $124 per tonne (US$109), which was down from $147 per tonne (US$118) in the same quarter of 2005. On a year-to-date basis, coal prices were $136 per tonne (US$115) in 2006, up from $117 per tonne (US$92) for the previous year.

Fording Canadian Coal Trust

▪

Coal sales volumes of 3.5 million tonnes and 10.1 million tonnes for the third quarter and the year-to-date, respectively, were 8% lower than 2005 levels due to some customers reducing their requirements for hard coking coal primarily as a result of the substitution of lower quality coals.

▪

Elk Valley Coal’s unit cost of product sold increased 17% to $42.60 per tonne compared with the third quarter of 2005 primarily due to higher costs for mining inputs and lower production. As expected, costs were up from the second quarter of 2006 as a result of scheduled plant shutdowns and lower production. The cost of product sold increased to $40.20 per tonne, or 26%, for the year-to-date.

▪

Elk Valley Coal’s unit transportation costs for the third quarter decreased $0.80 per tonne to $35.60 compared with the same quarter of 2005. For the 2006 year-to-date, unit transportation costs were $36.90 per tonne, up $2.00 per tonne from 2005, due to higher rail and port rates that took effect during the second quarter of 2005.

▪

Mr. Boyd Payne joined Elk Valley Coal as President and Chief Executive Officer in the third quarter. Mr. Payne was most recently the Vice President, Marketing for BHP Billiton in Singapore. It is anticipated that Mr. Payne will assume the responsibilities of president of the Trust from Mr. Jim Popowich by year end. Mr. Popowich will retire after 37 years of service with Fording Canadian Coal Trust and Elk Valley Coal and their predecessor companies following a transition period.

Conference Call and Webcast

A conference call to discuss these results will be held Tuesday, October 24 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-814-3911 or 416-644-3414 approximately 10 minutes prior to the call. A live and archived audio webcast and podcast of the conference call will also be available on the Trust’s website www.fording.ca.

About Fording Canadian Coal Trust

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is a leading producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Paul Armstrong

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

Ph: 403-260-5215

Ph: 403-260-9817

Email:  investors@fording.ca

Website:  www.fording.ca

Fording Canadian Coal Trust

October 23, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis, dated October 23, 2006, should be read in conjunction with Fording Canadian Coal Trust’s unaudited consolidated financial statements and the notes thereto for the quarter ended September 30, 2006, management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2005, and other public disclosure documents of the Fording Canadian Coal Trust and its predecessors.

The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless otherwise stated.

Fording Canadian Coal Trust

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of NYCO and Fording LP, which holds a 60% interest in Elk Valley Coal. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

References to “we” and “our” in management’s discussion and analysis are to the Trust and its subsidiaries. References to Elk Valley Coal are either to Elk Valley Coal Partnership or to the Trust’s Elk Valley Coal segment as the context requires. Our Elk Valley Coal segment includes our interest in the Elk Valley Coal Partnership and certain financial transactions of our subsidiaries that relate to the segment, such as foreign currency hedging activity and mineral taxes.

Elk Valley Coal

Elk Valley Coal is a general partnership between Fording LP and Teck Cominco. Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. Our consolidated financial statements reflect our proportionate interest in Elk Valley Coal.

Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal that is used primarily for making coke by integrated steel mills, which account for approximately 60% of worldwide steel production. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.

Elk Valley Coal has an interest in six mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned. The Greenhills operation is a joint venture in which Elk Valley Coal has an 80% interest and is accounted for on a proportionate basis. Effective August 1, 2005, the Elkview operation was contributed to the Elkview Mine Limited Partnership in which Elk Valley Coal owns, directly and indirectly, a 95% general partnership interest, which is consolidated into the accounts of Elk Valley Coal and the Trust.

NYCO

NYCO consists of subsidiaries of the Trust that operate wollastonite mining operations in New York State and Mexico, and a tripoli mining operation based in Missouri. NYCO is a leading producer of wollastonite.

Wollastonite is an industrial mineral that is used in the manufacture of automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli is an industrial mineral that is used primarily in buffing and polishing applications.

Fording Canadian Coal Trust

October 23, 2006

Non-GAAP Financial Measures

This management’s discussion and analysis refers to certain financial measures, such as distributable cash, cash available for distribution, sustaining capital expenditures, and income before unusual items and future income taxes, that are not measures recognized under generally accepted accounting principles (GAAP) in Canada or the United States, and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other issuers and, accordingly, may not be comparable to such measures as reported by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position and are meant to provide further information about the ability of the Trust to earn and distribute cash to unitholders.

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with our distribution policy.

Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management.

Income before unusual items and future income taxes is a non-GAAP measure of earnings. It adds back to net income in accordance with GAAP the impact of future taxes, which are non-cash, and unusual items that are significant and not expected to be recurring.

Caution on Forward-looking Information

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled ‘Overview’, ’Results of Operations’, ‘Liquidity and Capital Resources’, ‘Outlook’, and ‘Changes in Accounting Policies’.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. For a further discussion of the assumptions, risks and uncertainties relating to the forward-looking statements contained in this management’s discussion and analysis, please refer to the sections entitled Caution Regarding Forward-Looking Statements.

Fording Canadian Coal Trust

October 23, 2006

Overview

The table below summarizes our financial results and some of our key operating statistics on a consolidated basis.

	Three months ended		Nine months ended
(millions of Canadian dollars,	September 30		September 30
except as noted)	2006	2005	2006	2005

Revenue	$451.8	$570.8	$1,409.5	$1,334.6
Income from operations	143.8	263.6	534.5	510.9
Net income	123.8	427.3	429.3	615.9
Add (deduct):
Change in accounting policy for raw coal*	-	-	31.7	-
Reduction of interest in Elk Valley Coal	-	-	-	(9.5)
Future income tax expense (reversal)	(3.3)	(159.8)	7.3	(116.8)
Gain on issuance of partnership interest	-	(28.6)	-	(28.6)

Income before unusual items and future income taxes	$120.5	$238.9	$468.3	$461.0

Basic and diluted earnings per unit**:	$0.84	$2.91	$2.92	$4.19
Earnings per unit before unusual items and future income taxes	$0.82	$1.63	$3.19	$3.14

Elk Valley Coal Statistics (Trust's share):
Coal production (million tonnes)	3.0	3.6	9.8	11.7
Coal sales (million tonnes)	3.5	3.8	10.1	11.0
Average sales price (US$ per tonne)	$108.80	$118.30	$115.40	$92.30

Operations (per tonne)
Average sales price	$124.40	$146.70	$135.90	$116.60
Cost of product sold	$42.60	$36.50	$40.20	$31.90
Transportation	$35.60	$36.40	$36.90	$34.90

NYCO Statistics (Wollastonite only):
Sales (thousands of tonnes)	24	22	78	68
Average sales price (US$ per tonne)	$393	$382	$388	$387

* See page 13 for a discussion of this change.

**All per unit amounts and outstanding units have been restated to reflect the three-for-one unit split that occurred in the third quarter of 2005.

Third Quarter

Our third quarter net income decreased $304 million to $124 million in 2006 largely due to a large future income tax recovery and an unusual, non-cash gain totaling $188 million in the prior year. We reorganized the Trust during the third quarter of 2005 (the 2005 Arrangement) and created a flow-through structure for Canadian corporate income tax purposes, thereby maintaining one of the original objectives of the Trust.

Income from operations of $144 million decreased $120 million from 2005 due to lower coal revenue and higher unit cost of product sold. Revenue decreased $119 million as a result of lower US dollar coal prices, lower coal sales volumes and a stronger Canadian dollar. The unit cost of product sold for coal sales increased 17% due to higher costs for mining inputs and lower production.

Fording Canadian Coal Trust

October 23, 2006

Income before unusual items and future income taxes decreased by $118 million to $121 million and reflects lower operating earnings and higher current provincial mineral taxes and Crown royalties.

Year to Date

Year-to-date net income decreased $187 million to $429 million. This year-over-year result largely reflects that, while income from operations is similar for the two years, there was a significant income tax recovery and an unusual, non-cash gain in 2005.

Income from operations increased 5% from 2005 to $535 million due to higher coal sales prices. Revenue increased 6% to $1.4 billion as average US dollar coal prices were up 25%, offset to some degree by lower sales volumes and a stronger Canadian dollar. Increased coal prices in 2006 reflect higher 2005/2006 coal year prices realized in the year to date in contrast to lower 2004/2005 coal year prices in the comparative period. The unit cost of product sold for coal sales increased 26% with higher mining costs and lower production, and transportation costs were up 6% due to increased rail and port rates.

Income before unusual items and future income taxes increased $7 million in 2006 to $468 million on mixed operating results and includes a $32 million pre-tax charge to earnings to reflect the impact of new accounting rules relating to raw coal inventory. Additional details on the new accounting rules are provided in note 3 to the Consolidated Financial Statements.

Cash Available for Distribution

The cash available for distribution from our investments in the quarter was $123 million ($0.83 per unit) compared with $253 million ($1.72 per unit) in 2005. Year to date cash available for distribution in 2006 was $471 million ($3.21 per unit) compared with $474 million ($3.23 per unit). The distributions made by the Trust were $0.80 per unit for the third quarter compared with $1.80 per unit in 2005. Distributions during the year to date were $3.20 per unit in 2006 compared with $3.16 per unit in 2005.

Financial Position

Our working capital position increased $68 million to $124 million since December 2005, including an increase of cash as current liabilities declined further than current assets. Current liabilities decreased largely as a result of lower distributions payable to unitholders. Accounts receivable decreased primarily due to lower coal sales volumes and prices. Inventory decreased due to the write off of raw coal on the adoption of new accounting rules and lower clean coal inventories, which reflects sales exceeding coal production. We improved our short-term liquidity position during the first quarter by refinancing with long-term debt expansion capital expenditures that had previously been funded by working capital.

Trust Reorganization

At the 2005 Annual and Special Meeting, unitholders approved a two-step reorganization of the Trust and its subsidiaries pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act. The first step was the 2005 Arrangement, which was completed on August 24, 2005 and effectively resulted in distributions received from Elk Valley Coal being taxed at the unitholder level. The second step to reorganize into a royalty trust was not completed and unitholders have since approved a modified royalty reorganization structure at the Annual and Special Meeting on May 2, 2006 (the 2006 Arrangement).

The 2006 Arrangement, subject to the receipt of a favourable advance tax ruling from the Canada Revenue Agency, will result in the reorganization of the assets and liabilities of the Trust under a new trust that is a royalty trust. This new royalty trust will be a successor trust and qualify for an exemption from a provision in Canadian income tax laws that limit the level of foreign ownership of units of income trusts. It will not change the distribution policy of the Trust or, in itself, affect the amount of cash available for distribution to unitholders. It will not require any further action on the part of unitholders. Unitholders will receive one unit of the new royalty trust for each unit that they presently own of the Trust. This holds

Fording Canadian Coal Trust

October 23, 2006

true for unitholders who hold unit certificates (as opposed to holding units through a brokerage account), as there will be no requirement to obtain new certificates. The Trust unit certificates presently held will represent the same number of units of the new royalty trust that the certificates currently represent in the Trust.

Results of Operations

Elk Valley Coal

	Three months ended		Nine months ended
(millions of Canadian dollars,	September 30		September 30
except as noted)	2006	2005	2006	2005

Statistics

Coal production (millions of tonnes)	3.0	3.6	9.8	11.7
Coal sales (millions of tonnes)	3.5	3.8	10.1	11.0
Average sales price (US$ per tonne)	$108.80	$118.30	$115.40	$92.30

Operations (per tonne)
Average sales price [1]	$124.40	$146.70	$135.90	$116.60
Cost of product sold	$42.60	$36.50	$40.20	$31.90
Transportation	$35.60	$36.40	$36.90	$34.90

Income from operations

Revenue	$440.3	$559.9	$1,373.3	$1,300.7
Cost of product sold	150.8	138.3	406.1	351.1
Transportation	125.8	138.0	372.9	384.6
Selling, general and administration	4.6	4.4	17.9	11.4
Depreciation and depletion	13.0	13.7	36.4	35.1

Income from operations	$146.1	$265.5	$540.0	$518.5

[1] Includes the effects of our
foreign currency hedges

Coal sales volumes for the third quarter and year-to-date 2006 were down approximately 8% from the same periods in 2005, reflecting some customers reducing their requirements for hard coking coal due to the substitution of lower quality coals. These elements were considered in our sales guidance of 22 million to 23 million tonnes of sales by Elk Valley Coal during the 2006 calendar year.

Average US dollar coal prices in the quarter decreased 8% to $109 per tonne and reflect lower 2006 coal year prices. Year-to-date average US dollar coal prices increased 25% in 2006 because of sharply lower 2004 coal year prices that were realized in the first quarter and into the second quarter of 2005. Average Canadian dollar prices in 2006 decreased 15% for the third quarter and increased 17% year to date, and reflect a stronger Canadian dollar during the current year.

Third quarter average US dollar prices declined from $116 per tonne in the second quarter as lower 2006 coal year prices took full effect, offset slightly by the carry over of some sales from the previous coal year.

The unit cost of product sold increased 17% to $42.60 per tonne for the quarter and 26% to $40.20 per tonne for the year-to-date. This reflects the continuation of the high cost of mining inputs, such as energy and other consumables, as well as lower production volumes, higher strip ratios and longer haul distances. The unit cost of product sold increased to $42.60 per tonne as expected from $39.20 in the second quarter largely due to the impact of scheduled plant shutdowns and lower production.

Fording Canadian Coal Trust

October 23, 2006

Unit transportation costs in the third quarter decreased marginally to $35.60 per tonne from $36.40 in the prior year largely as a result of slightly lower port and average rail rates. On a year-to-date basis, unit transportation costs increased 6% to $36.90 per tonne compared with 2005 reflecting lower rail and port rates during the first quarter of 2005.

NYCO

	Three months ended		Nine months ended
(millions of Canadian dollars,	September 30		September 30
except as noted)	2006	2005	2006	2005

Statistics - Wollastonite

Sales (thousands of tonnes)	24	22	78	68
Average sales price ($ per tonne)	$440	$459	$439	$475
Average sales price (US$ per tonne)	$393	$382	$388	$387

Income (loss) from operations

Revenue	$11.5	$10.9	$36.2	$33.9
Cost of product sold	7.3	6.7	22.2	22.2
Transportation	2.2	1.8	6.6	5.4
Selling, general and administration	1.0	1.1	3.2	3.2
Depreciation and depletion	0.9	1.0	2.8	3.2

Income (loss) from operations	$0.1	$0.3	$1.4	$(0.1)

Income from the NYCO operations in 2006 was down slightly in the quarter and increased over $1 million year-to-date primarily due to higher sales volumes. Average Canadian dollar prices were lower in 2006 due to a stronger Canadian dollar. We are continuing to assess a range of strategic alternatives for NYCO to identify opportunities to maximize the value of this investment.

Other Income (Expense)

Interest expense increased for the third quarter and year-to-date of 2006 as a result of rising short-term interest rates and higher debt levels.

Other income and expense items for the third quarter and year-to-date of 2006 include the non-controlling interest of the limited partners in the earnings of the Elkview mine. It also includes net foreign exchange gains on US dollar denominated debt and unhedged accounts receivable. Also, effective January 1, 2006, the Trust adopted a new accounting rule that changed its practice of recognizing raw coal exposed in the mining bench and stockpiled in the pit as in-process inventory. Under the new rule, this raw coal is not considered to be inventory as it has not been extracted from the mine. The value of the in-pit raw coal inventories at January 1, 2006 was adjusted, which resulted in a pre-tax charge to income of $32 million and reduced inventory by the same amount.

Income Taxes

Income tax expense consists primarily of British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal and, to a lesser extent, foreign income tax related to NYCO. Prior to the 2005 Arrangement, income tax expense also included Canadian corporate income taxes The 2005 Arrangement resulted in distributions received from Elk Valley Coal being taxed primarily at the unitholder level.

Mineral taxes and Crown royalties were $17 million during the third quarter compared with $30 million in 2005 because of the decrease in taxable cash flows generated by Elk Valley Coal. In addition, we

Fording Canadian Coal Trust

October 23, 2006

recognized an additional future tax asset of $13 million during the third quarter, of which $4 million was credited to future mineral tax expense and $9 million was taken as a reduction in goodwill to reflect certain future tax assets not recognized on formation of the Trust.

Canadian corporate income taxes were negligible in 2006 compared with a large recovery in 2005. The future income tax reversal in 2005 largely reflects the reversal of a $164 million provision for future Canadian corporate income taxes following the 2005 Arrangement.

Cash Available for Distribution

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Cash available for distribution is not a term recognized by GAAP in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution when used in this document and our other disclosures may not be comparable to similarly named measures presented by other trusts. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with the distribution policy of the Trust.

Generally, cash available for distribution refers to all of the cash received by the Trust from its direct and indirect investments in Elk Valley Coal and NYCO, less specified costs and unit redemptions. Cash available for distribution is derived from cash flows from the operations of the Trust’s subsidiaries, including its proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures to the extent not funded by debt or equity, principal repayments on debt obligations and any amount allocated to reserves. Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management. Reserves, which are a discretionary decision of the Trust and its subsidiaries, and of Elk Valley Coal, may be established that would reduce cash available for distribution, in order to meet any short-term or long-term need for cash. Such reserves established at the Elk Valley Coal level have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such allocations must be authorized by special resolution of the partners and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.

The cash available for distribution from the Trust’s investments and the distributions made by the Trust is set forth in the table below.

	Three months ended			Nine months ended
	September 30			September 30
(millions of Canadian dollars)	2006	2005		2006	2005

Cash from operating activities	$161.2	$271.4		$541.4	$398.9
Add (deduct): $			$
(Decrease) increase in non-cash working capital	(25.4)	(26.5)		(45.3)	96.8
Sustaining capital expenditures	(10.7)	(8.3)		(20.7)	(28.4)
Capital lease payments	$(0.5)	(0.5)		$(1.3)	(1.6)
Other	(2.1)	17.1		(2.8)	8.5
Cash reserve	-	-		-	-

Cash available for distribution and distributable cash	$122.5	$253.2		$471.3	$474.2

Distributions declared	$117.6	$264.6		$470.4	$465.4

Average number of units outstanding (millions)	147.0	147.0		147.0	147.0

Per unit amounts:
Cash available for distribution	$0.83	$1.72		$3.21	$3.23
Distributions declared	$0.80	$1.80		$3.20	$3.16

Fording Canadian Coal Trust

October 23, 2006

Since the formation of the Trust, cash available for distribution on a cumulative basis has exceeded distributions to unitholders by $9 million, or approximately $0.06 per unit.

Liquidity and Capital Resources

Cash and cash equivalents decreased to $128 million in the third quarter of 2006 from $137 million during the same period in 2005. Cash flows from operating activities are largely influenced by the results of Elk Valley Coal, which are lower in 2006 compared with the same period in 2005 due primarily to lower sales prices and volumes and higher costs. Cash flows from operating activities include changes in working capital that can fluctuate from period to period. Year-to-date changes in non-cash working capital were $45 million in 2006, on lower accounts receivable and coal inventories, compared with negative $97 million in 2005, which reflects increases in accounts receivable and coal inventories.

Capital spending decreased to $11 million and $24 million for the third quarter and year-to-date of 2006, respectively, largely due to the completion of expansion capital projects. Sustaining capital expenditures are lower than expected in 2006 because of the change of timing of certain projects.

Capital expenditures	Three months ended		Nine months ended
September 30			September 30
(millions of Canadian dollars)	2006	2005	2006	2005

Sustaining capital	$10.7	$8.3	$20.7	$28.4
Expansion capital	-	18.2	3.2	64.1

	$10.7	$26.5	$23.9	$92.5

During the first quarter of 2006, the bank credit facilities of the Trust and Elk Valley Coal were increased to $600 million in total from $550 million by increasing the amount committed to Elk Valley Coal to $200 million. Long-term debt has increased by $100 million from the end of 2005. This additional long-term debt largely refinances the capital expansions undertaken during 2004 and 2005, which were initially funded in part by working capital. Other uses of bank facilities include letters of credit or guarantee of which our share was $51 million, leaving our share of unused bank facilities of $166 million at September 30, 2006.

There have been no significant changes since December 31, 2005 with regards to our purchase commitments and obligations. There are no capital projects or major purchase commitments expected for the remainder of the year that will significantly affect our available capital resources.

Adequate credit facilities are available to fund working capital, expected capital spending requirements for expansion plans and other requirements. We anticipate that Elk Valley Coal and NYCO have the ability to generate sufficient funds from operating and financing activities to maintain their productive capacity and to fund planned growth and development activities.

To help manage exposure to currency fluctuations and protect unitholder distributions, foreign exchange forward contracts are sometimes used to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. Our currency hedging policy has maximum but no minimum limits. No contracts were entered into by Fording LP or Elk Valley Coal during the quarter. A summary of the Trust’s aggregate hedge position is provided in note 9 to the Consolidated Financial Statements.

Summary of Quarterly Results

Our quarterly results over the past two years reflect the variability of Elk Valley Coal’s and, to a lesser extent, NYCO’s businesses. Net income also includes the significant impact of a number of unusual

Fording Canadian Coal Trust

October 23, 2006

transactions and events. Income before unusual items and future income taxes is influenced largely by coal prices, the US/Canadian dollar exchange rate, coal sales volumes and cost of coal product sold and coal transportation costs.

(millions of Canadian dollars,	2006			2005				2004
except per tonne amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Coal Sales (million tonnes)	3.5	3.5	3.1	3.4	3.8	3.8	3.4	4.0
Average coal sales price / tonne	$124.40	$133.00	$152.30	$153.50	$146.70	$119.40	$83.30	$79.30
Cost of coal product sold / tonne	42.60	39.20	38.60	34.20	36.50	30.40	28.30	27.30
Transportation / tonne	35.60	37.40	37.80	36.40	36.40	37.70	30.00	31.70

Revenue	$451.8	$472.5	$485.2	$540.2	$570.8	$468.9	$294.9	$324.9
Income from operations	143.8	173.4	217.3	266.0	263.6	179.7	67.6	57.1
Net income	123.8	140.2	165.3	218.3	427.3	123.3	65.3	85.4
Income before unusual items
and future income taxes	120.5	151.2	196.6	243.3	238.9	161.7	60.4	57.0
Cash available for distribution	122.5	147.3	201.5	247.4	253.2	151.2	71.5	60.8
Distributions declared	117.6	147.0	205.8	235.2	264.6	137.2	63.7	63.7

Demand for coal is dependent on the requirements of integrated steel mill customers. These customers largely determine the shipping schedule and, therefore, the timing of coal sales. Coal prices are typically negotiated for each coal year commencing April 1. Realized prices depend on US dollar price settlements, whether coal sales volumes from one coal year are carried over into the following year, the US/Canadian dollar exchange rate and the currency hedging activities of the Trust. The cost of coal product sold has been trending up over the past number of quarters largely because of the rising cost of mining inputs. The cost of coal product sold in the third quarters tends to be higher than other quarters due to the timing of plant shutdowns that affect costs and production volumes. Transportation costs are mostly rail haulage charges and port loading fees, which are, in part, dependant on coal prices.

Outlook

Our financial results, and therefore the amount of cash available for distribution, continue to be highly dependent on key variables such as coal prices, coal production and sales volumes, commitments under foreign exchange forward contracts, the US/Canadian dollar exchange rate, production and transportation costs, sustaining capital expenditures and other financial and legal requirements.

Coking Coal Markets

Elk Valley Coal’s average 2006 coal year prices for the period April 1, 2006 to March 31, 2007 across all coal products is expected to be approximately US$107 per tonne compared with US$122 per tonne for the 2005 coal year. On a calendar-year basis, and taking into account the carry over of 2005 coal year sales, the average calendar-year price is expected to be approximately US$112 per tonne, up from the average 2005 calendar-year price of US$99 per tonne. Elk Valley Coal’s sales volumes are expected to be between 22 and 23 million for the 2006 calendar year.

Elk Valley coal has entered into the early stage of volume and price negotiations for the coal year commencing April 1, 2007. High prices for hard coking coal have resulted in integrated steel mills using less hard coking coal to the extent their processes permit. While global steel production is at high levels, demand for hard coking coal is being adversely affected by the historically wide premium that is being charged for hard coking coals over prices for coals of lesser quality. This premium is encouraging the substitution by some integrated steel mills of lower quality coals at the expense of hard coking coals.

New sources of hard coking coal from competitors in Australia and Canada are coming on line and will continue to do so over the next two or three years. While the projects are not large individually, they will

Fording Canadian Coal Trust

October 23, 2006

add a significant amount of supply on a cumulative basis. Infrastructure constraints in Australia are being mitigated and additional capacity is being added to port and rail facilities.

Coal Production and Costs

The pressures that led to rapidly increasing cost of mining inputs during the second half of 2005 and into 2006 have eased. The unit cost of product sold for the 2006 year is expected to be between $38 and $39 per tonne provided that the cost of key inputs, such as fuel and consumables, remain at current levels and that rail transportation and production plans remain unchanged. We anticipate the unit cost of product sold to be lower during the fourth quarter than in the third quarter due to generally better equipment costs and availability following a shutdown period for maintenance.

Transportation Costs

Average rail rates for the 2006 coal year for transportation of coal to west-coast ports will decline compared with the 2005 rate, while the average rail rate will increase on a calendar-year basis. Transportation costs are expected to be $37 to $38 per tonne for calendar 2006.

A significant portion of port rates at Westshore Terminals vary with the Canadian dollar price of coal. Loading costs for the handling of coal at Neptune Terminals are based on the actual costs incurred.

Capital Expenditures

Our share of capital expenditures for 2006 is expected to be approximately $40 million, substantially all of which will be for sustaining operations. Capital spending in the second half of 2006 will be higher than in the first half of the year due to the timing of the planned projects.

Mineral Taxes and Crown Royalties

The weighted average current tax rate for British Columbia mineral taxes and Alberta Crown royalties over the next several years is expected to approximate the maximum rate of 13%. The Line Creek operation is anticipated to continue to incur the low, 2% rate of tax for current British Columbia mineral taxes payable over the next few years, even if coal prices remain strong.

Sensitivities

The table that follows outlines the approximate sensitivity of cash available for distribution per unit for the remainder of 2006 based on changes in certain key variables. These sensitivities are calculated before any cash reserve and include our distribution entitlement in Elk Valley Coal, take into account our current foreign currency hedges and are based on the weighted average number of units expected to be outstanding throughout the balance of the year.

Variable	Change	$ /unit

Cost of coal product sold	CDN$1.00/tonne	$ 0.02
Price of coal	US$1.00/tonne	$ 0.03
Elk Valley Coal’s sales	1,000,000 tonnes	$ 0.14
US/Canadian dollar exchange rate	US 1 cent	$ 0.01
Capital expenditures of the Trust	CDN$1 million	$ 0.01

Executive Changes

Mr. Boyd Payne joined Elk Valley Coal as President and Chief Executive Officer in the third quarter. Mr. Payne was most recently the Vice President, Marketing for BHP Billiton in Singapore. It is anticipated that Mr. Payne will assume the responsibilities of president of the Trust from Mr. Popowich by year end. Mr.

Fording Canadian Coal Trust

October 23, 2006

Jim Popowich will retire after 37 years of service with Fording Canadian Coal Trust and Elk Valley Coal and their predecessor companies following a transition period.

Number of Units Outstanding

There were approximately 147 million trust units outstanding on September 30 and October 18, 2006. Approximately 42,200 options were outstanding under the exchange option plan on the same dates.

Change in Accounting Policies

Stripping Costs Incurred in the Production Phase of a Mining Operation

The CICA Emerging Issues Committee has issued EIC - 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation”, effective for years commencing on or after July 1, 2006. The Trust has adopted the guidance of this Abstract effective January 1, 2006 on a prospective basis. The Abstract requires the cost of stripping activities during the production phase of the mine be accounted for according to the benefit received by the Trust. Generally, such costs would be expensed as variable production costs; however, the costs would be capitalized if they can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in absence of the stripping activity. The Trust’s accounting policies with respect to these stripping costs has been consistent with the guidance provided in the Abstract. Any capitalized stripping costs will be described as investing activities in the cash flow statement, and will be depleted on a unit-of-production basis over the life of the reserves that directly benefit from the specific stripping activity.

This Abstract also clarifies that minerals or coal must be produced, or extracted from the mine, to be considered inventory, which requires the Trust to change its accounting policy with respect to mineral and raw coal inventory. The Trust previously considered minerals and raw coal exposed in the mining bench and stockpiled in the pit to be in-process inventory. The adoption of the guidance in the Abstract resulted in a $32 million reduction of inventory and an equivalent charge to income as of January 1, 2006.

Financial Instruments, Hedges and Comprehensive Income

CICA Handbook section 3855, “Financial Instruments – Recognition and Measurement”, section 3865, “Hedges”, and section 1530, “Comprehensive Income”, will be applicable to the Trust commencing with its 2007 fiscal year.

Risk Factors

Unitholders should refer to the ‘Risk Factors’ in the Trust’s 2005 Management’s Discussion and Analysis, and Annual Information Form for other factors that could potentially impact the Trust’s financial performance and its ability to meet its targets.

Caution Regarding Forward-Looking Statements

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled ‘Overview’, ’Results of Operations’, ‘Liquidity and Capital Resources’, ‘Outlook’, and ‘Changes in Accounting Policies’.

Fording Canadian Coal Trust

October 23, 2006

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate. These factors include, but are not limited to: the dependency of the Trust on cash distributions from Elk Valley Coal; interest rate fluctuations and other factors affecting yield; the potential liability of the Trust for income tax; potential changes in the taxation of income trusts; the nature of the Trust’s units, particularly that distributions on the Trust’s units are not fixed; changing levels of non-resident ownership and the effectiveness of measures required to limit non-resident ownership; dilution resulting from the issuance of additional units; the magnitude of capital expenditures incurred by Elk Valley Coal or the Trust; the negative impact of paying for unfunded liabilities such as pension, post-retirement benefits or asset retirement obligations; restrictions on potential growth resulting from the payout of available cash to unitholders; the availability of credit facilities for capital expenditure requirements, limitations imposed by credit facilities restricting the ability of the Trust or Elk Valley Coal to incur debt, dispose of assets or pay distributions; conflicts of interest between the Trust, Elk Valley Coal and the managing partner of Elk Valley Coal; operational risks affecting funds available to the Trust for distribution to unitholders; operational issues at minesites; disruption or delays in construction at minesites; shortage and quality of mining equipment and related operating supplies, including haul truck tires; cost increases for mining equipment and services; increasing mining and energy costs; foreign currency exchange rate fluctuations; risks inherent in the use of derivative instruments; dependency on major customers; the ability of Elk Valley Coal to attract and retain skilled personnel; the lack of new applications for wollastonite and other industrial minerals; health issues associated with tremolite and tripoli; changes in environmental laws which could have a negative impact on Elk Valley Coal’s operations and profitability; uncertainties surrounding applications for permits and permitting processes; accuracy of liability accruals; assertion of aboriginal rights claims; changes in commodity prices; changes in steel-making methods and other technological changes; the strength of the various economies that purchase significant amounts of coking coal or steel products; difficulties and uncertainties inherent in operating and selling products in foreign countries; changes in regulations relating to the use of metallurgical coal and industrial minerals; the magnitude of the Trust’s interest in Elk Valley Coal; the effectiveness of the managing partner of Elk Valley Coal in managing the partnership’s affairs; the effects of competition and pricing pressures in the metallurgical coal and industrial minerals markets; risks inherent in the mining industry and the inability of Elk Valley Coal or the Trust to insure against certain of these risks; the oversupply of, or lack of demand for, metallurgical coal and/or industrial minerals; events which could disrupt operations and/or the transportation of products, including labour stoppages related to industrial accidents, work stoppages, renegotiation of collective agreements and/or severe or abnormal weather conditions or natural disasters; demand for, availability and pricing of rail, port and other transportation services; management’s ability to anticipate and manage the risks to which Elk Valley Coal and/or the Trust are exposed; uncertainty involving the geology of mineral deposits; uncertainty of estimates of the size or composition of mineral deposits; uncertainty of estimates of reserves and resources; uncertainty of projections relating to costs of production and transportation or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; risks relating to health, safety and environmental matters; and general economic, business and market conditions.

The forward-looking statements contained in this management’s discussion and analysis are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal beyond current levels of substitution; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal until late 2007 or 2008; an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in

Fording Canadian Coal Trust

October 23, 2006

rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; delayed coal shipments in 2005 will not materially impact customer demand in 2006; existing inventories will not result in decreased sales volumes; no further moratoriums on advance tax rulings for the Canada Revenue Agency; parties execute and deliver contracts currently under negotiation; and no material variations in the current tax regulatory environment.

The Trust cautions that the list of factors and assumptions set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent consolidated financial statements, management’s discussion and analysis, management information circular, annual information form, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s US public filings, including the Trust’s most recent annual report of form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

______________________________________________

Fording Canadian Coal Trust

October 23, 2006

CONSOLIDATED STATEMENTS OF INCOME
(unaudited)
Three months ended			Nine months ended
(millions of Canadian dollars,	September 30		September 30
except per unit amounts)	2006	2005	2006	2005

Revenues	$451.8	$570.8	$1,409.5	$1,334.6

Expenses
Cost of product sold	158.1	145.0	428.3	373.3
Transportation	128.0	139.8	379.5	390.0
Selling, general and administration	8.0	7.6	27.8	21.6
Depreciation and depletion	13.9	14.8	39.4	38.8

	308.0	307.2	875.0	823.7

Income from operations	143.8	263.6	534.5	510.9

Other income (expense)
Interest expense	(5.2)	(3.0)	(13.7)	(8.4)
Gain on corporate reorganization	-	-	-	9.5
Gain on issuance of partnership interest (note 7)	-	28.6	-	28.6
Other items, net (note 4)	1.2	3.3	(25.4)	(0.9)

Income before taxes	139.8	292.5	495.4	539.7

Income tax expense (note 5)	16.0	(134.8)	66.1	(76.2)

Net income	$123.8	$427.3	$429.3	$615.9

Average number of units
outstanding (millions) (note 9)	147.0	147.0	147.0	147.0

Basic and diluted earnings per unit (note 9)	$0.84	$2.91	$2.92	$4.19

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)
Three months ended			Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2006	2005	2006	2005

Balance - beginning of period	$1,480.3	$529.2	$1,174.8	$340.6

Net income	123.8	427.3	429.3	615.9

Balance - end of period	$1,604.1	$956.5	$1,604.1	$956.5

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust

October 23, 2006

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2006	2005	2006	2005

Operating activities
Net income	$123.8	$427.3	$429.3	$615.9
Items not using (providing) cash:
Depreciation and depletion	13.9	14.8	39.4	38.8
Change in accounting policy	-	-	31.7	-
Provision for asset retirement obligations, net	0.5	0.5	2.1	2.1
Future income taxes (reversal)	(3.3)	(159.8)	7.3	(116.8)
Unrealized foreign exchange (gain) / loss
on long-term debt	0.1	(10.8)	(8.5)	(8.8)
Loss/(gain) on disposal of assets	-	0.1	(0.7)	0.2
Gain on issuance of partnership interest (note 7)	-	(28.6)	-	(28.6)
Non-controlling interest	1.4	-	5.0	1.4
Other items, net	(0.6)	1.4	(9.5)	1.0
Reduction of interest in EVCP	-	-	-	(9.5)

	135.8	244.9	496.1	495.7

Decrease (increase) in non-cash working capital	25.4	26.5	45.3	(96.8)

Cash from operating activities	161.2	271.4	541.4	398.9

Investing activities
Additions to capital assets	(10.7)	(26.5)	(23.9)	(92.5)
Proceeds on disposal of capital assets	-	0.2	1.3	0.9
Other investing activities, net	0.2	(9.2)	0.5	(9.2)
Decrease (increase) in non-cash working capital

Cash used in investing activities	(10.5)	(35.5)	(22.1)	(100.8)

Financing activities
Distributions paid	(147.0)	(137.1)	(588.0)	(264.4)
(Decrease) increase in long-term debt	(33.4)	10.8	100.9	10.5
Issuance of units, net	-	1.7	0.3	1.8
Proceeds from issuance of partnership interest (note 7)	-	36.4	-	36.4
Other financing activities, net	(2.5)	(11.7)	(4.9)	(9.9)

Cash used in financing activities	(182.9)	(99.9)	(491.7)	(225.6)

Increase (decrease) in cash and equivalents	(32.2)	136.0	27.6	72.5

Cash and cash equivalents
- beginning of period	159.9	1.0	100.1	64.5

Cash and cash equivalents - end of period	$127.7	137.0	$127.7	$137.0

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust

October 23, 2006

CONSOLIDATED BALANCE SHEETS
(unaudited)
	September 30	December 31
(millions of Canadian dollars)	2006	2005

Assets

Current assets
Cash and cash equivalents	$127.7	$100.1
Accounts receivable	119.8	153.3
Inventory	139.1	188.0
Prepaid expenses	8.2	3.5

	394.8	444.9

Capital assets	670.3	695.2

Goodwill	12.9	21.6

Other assets	26.7	20.9

	$1,104.7	$1,182.6

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$115.7	$116.2
Income taxes payable	35.9	36.2
Distributions payable	117.6	235.2
Current portion of long-term debt	1.6	1.8

	270.8	389.4

Long-term debt (note 6)	306.4	215.2

Other long-term liabilities (note 7)	98.4	103.1

Future income taxes (note 5)	58.5	60.2

Commitments and contingencies (note 8)	-	-

	734.1	767.9

Unitholders' equity (note 9)

Trust units	359.7	359.4
Accumulated earnings	1,604.1	1,174.8
Accumulated cash distributions	(1,594.8)	(1,124.4)
Foreign currency translation adjustments	1.6	4.9

	370.6	414.7

	$1,104.7	$1,182.6

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

October 23, 2006

1.  STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of NYCO and Fording LP, which holds a 60% interest in Elk Valley Coal. Elk Valley Coal owns and operates six metallurgical coal mines in British Columbia and Alberta. NYCO mines and processes wollastonite and other industrial minerals at two operations in the United States and Mexico. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

Elk Valley Coal is a general partnership between Fording LP and Teck Cominco. Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. The consolidated financial statements of the Trust reflect its proportionate interest in Elk Valley Coal.

These consolidated financial statements should be read in conjunction with the Trust’s 2005 annual consolidated financial statements and notes thereto and other public disclosure documents of the Trust.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining the Trust’s financial results is contained in the Management’s Discussion and Analysis for 2005.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust’s annual financial statements for 2005 except for the change in accounting policy discussed below.

Certain comparative figures have been reclassified to conform to the presentation adopted in 2006.

3.  CHANGE IN ACCOUNTING POLICIES

Stripping costs incurred in the production phase of a mining operation

The CICA Emerging Issues Committee has issued EIC - 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation”, effective for years commencing on or after July 1, 2006. The Trust has adopted the guidance of this Abstract effective January 1, 2006 on a prospective basis. The Abstract requires the cost of stripping activities during the production phase of the mine be accounted for according to the benefit received by the Trust. Generally, such costs would be expensed as variable production costs; however, the costs would be capitalized if they can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in absence of the stripping activity. The Trust’s accounting policies with respect to these stripping costs has been consistent with the guidance provided in the Abstract. Any capitalized stripping costs will be described as investing activities in the cash flow statement, and will be depleted on a unit-of-production basis over the life of the reserves that directly benefit from the specific stripping activity.

This Abstract also clarifies that minerals or coal must be produced, or extracted from the mine, to be considered inventory, which requires the Trust to change its accounting policy with respect to mineral and raw coal inventory. The Trust previously considered minerals and raw coal exposed in the mining bench and stockpiled in the pit to be in-process inventory. The adoption of the guidance in the Abstract resulted in a $31.7 million reduction of inventory and an equivalent charge to income as of January 1, 2006.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

October 23, 2006

Financial instruments, hedges and comprehensive income

CICA Handbook section 3855, “Financial Instruments – Recognition and Measurement”, section 3865, “Hedges”, and section 1530, “Comprehensive Income”, will be applicable to the Trust commencing with its 2007 fiscal year.

4.  OTHER ITEMS, NET

Three months ended			Nine months ended
September 30			September 30
(millions of Canadian dollars)	2006	2005	2006	2005

Interest and investment income	$1.3	$0.7	$1.0	$1.2
Foreign exchange gains (losses)	2.5	5.3	11.3	4.0
Non-controlling interest	(1.4)	(1.4)	(5.0)	(1.4)
Change in accounting policy (note 3)	-	-	(31.7)	-
Other	(1.2)	(1.3)	(1.0)	(4.7)

	$1.2	$3.3	$(25.4)	$(0.9)

5.  INCOME TAXES

Income tax expense is made up of the following components:

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2006	2005	2006	2005

Current income tax expense (reversal):
Provincial mineral taxes and Crown royalties	$19.9	$22.0	$58.4	$36.6
Foreign income taxes	(0.3)	(0.2)	0.7	-
Canadian corporate income taxes	(0.3)	3.2	(0.3)	4.0
	19.3	25.0	58.8	40.6
Future income taxes arising from tax rate changes				-
Future income tax expense (reversal):
Provincial mineral taxes and Crown royalties	(3.1)	8.0	7.6	11.5
Foreign income tax	(0.2)	(3.5)	(0.3)	-
Canadian corporate income taxes	-	(164.3)	-	(128.3)
	(3.3)	(159.8)	7.3	(116.8)

Total income tax expense (reversal)	$16.0	$(134.8)	$66.1	$(76.2)

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

October 23, 2006

Future income taxes consist of the following:

	September 30	December 31
(millions of Canadian dollars)	2006	2005

Provincial mineral taxes and Crown royalties	$52.2	$53.3
Foreign income taxes and other	6.3	6.9

	$58.5	$60.2

6.  LONG-TERM DEBT, BANKING FACILITIES AND FINANCIAL INSTRUMENTS

	September 30		December 31
(millions of Canadian dollars)	2006		2005

Long-term debt
Five-year bank credit facilities:
US$250.0 million (2005 - $167.0 million) in LIBOR rate loans
with interest rates varying from 6.0% to 6.1%	$278.8		$194.7
Banker's Acceptances
with interest rates varying from 4.9% to 5.0%	24.0		-
Prime rate loan	-		15.6

Other debt
Equipment financing due 2009 bearing
interest at 5.1%	3.0		3.9
Capital lease obligations expiring in 2010
with interest rate of 5.3%	2.2		2.8

	308.0	-	217.0

Less current portion	(1.6)		(1.8)

	$306.4		$215.2

The Trust and Elk Valley Coal together have a Canadian $600.0 million five-year revolving bank credit facility with a syndicate of banks. The banks have committed $400.0 million to the Trust and $200.0 million to Elk Valley Coal.

At September 30, 2006, the Trust’s share of other uses of bank facilities in the form of issued and outstanding letters of credit and guarantee was $51.4 million. The Trust’s share of unused bank facilities at September 30, 2006 was $165.8 million.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

October 23, 2006

7.  OTHER LONG-TERM LIABILITIES

	September 30	December 31
(millions of Canadian dollars)	2006	2005

Asset retirement obligations	$67.3	$70.6
Pension and other post-retirement benefits	23.8	23.1
Non-controlling interest	7.3	7.8
Other, net	-	1.6

	$98.4	$103.1

Pension and other post-retirement benefits

Substantially all employees participate in either a defined benefit or defined contribution plan. The pension expense for the third quarter of 2006 was $4.3 million and $11.1 million year to date (2005 – $2.7 million and $7.9 million respectively).

Non-controlling interest

In 2005, two steel companies each acquired a 2.5% equity interest in the Elkview operation. The combined 5% equity interest is reflected in the consolidated financial statements as a non-controlling interest. The Trust’s share of the proceeds on the issuance of the partnership was $36.4 million.  The transaction resulted in a pre-tax gain to the Trust of $28.6 million.

8.  COMMITMENTS AND CONTINGENCIES

Foreign exchange forward contracts

To help manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The foreign exchange hedging activities of the Trust take into account the existing foreign exchange forward contracts of Fording LP and Elk Valley Coal. The following table summarizes the Trust’s outstanding hedged positions at September 30, 2006.

	Amount Hedged (millions of US$)
	Fording	Elk Valley Coal	Trust's	Average Exchange Rates
Year	LP	60%	Total	(US$1 = CDN$)	(CDN$1 = US$)

2006	$270.0	$7.0	$277.0	1.14	0.88
2007	236.0	-	236.0	1.15	0.87

	$506.0	$7.0	$513.0

At September 30, 2006, the Trust’s portion of unrealized gains on foreign exchange forward contracts was $16.7 million based on the US/Canadian dollar exchange rate of US$0.90. The Trust’s realized gain on foreign exchange forward contracts included in revenues for the third quarter of 2006 was $8.5 million and $58.9 year-to-date (2005 – $26.8 million and $65.0 million respectively).

Neptune Terminals

Elk Valley Coal is party to agreements respecting Neptune Terminals that may, under certain circumstances, require Elk Valley Coal to fund its proportionate share of the bank indebtedness and asset

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

October 23, 2006

retirement obligations of Neptune Terminals. The Trust’s share of these potential commitments was $14.6 million at the end of the third quarter of 2006.

9.  UNITHOLDERS’ EQUITY

Units issued and outstanding

	Three months ended		Nine months ended
	September 30, 2006		September 30, 2006
(in millions of units and Canadian dollars)	Units	Amount	Units	Amount

Balance, beginning of period	147.0	$359.7	147.0	$359.4
Issued on exercise of options	-	-	-	0.3

Balance, end of period	147.0	$359.7	147.0	$359.7

Market value of units, September 30, 2006				$4,345.3

At September 30, 2006, there were approximately 42,200 options outstanding to purchase units, all of which are fully vested and exercisable at any time. The options have a weighted average exercise price of $3.87 per unit and the remaining weighted average contractual life is 2.4 years.

Accumulated distributions to unitholders

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2006	2005	2006	2005

Opening accumulated cash distributions	$1,477.2	$624.6	$1,124.4	$423.8
Distributions declared and payable	117.6	264.6	470.4	465.4

Closing accumulated cash distributions	$1,594.8	$889.2	$1,594.8	$889.2

Earnings per unit

For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments. The average number of units outstanding for purposes of calculating earnings per unit is outlined in the following table:

	Three months ended		Nine months ended
	September 30		September 30
(millions of units)	2006	2005	2006	2005

Weighted average number of units outstanding, basic	147.0	147.0	147.0	147.0
Effect of dilutive securities, unit options	0.1	-	0.1	-

	147.1	147.0	147.1	147.0

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

October 23, 2006

10.  SEGMENT INFORMATION

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2006	2005	2006	2005

Elk Valley Coal
Revenues	$440.3	$559.9	$1,373.3	$1,300.7
Cost of product sold	(150.8)	(138.3)	(406.1)	(351.1)
Transportation	(125.8)	(138.0)	(372.9)	(384.6)
Selling, general and administration	(4.6)	(4.4)	(17.9)	(11.4)
Depreciation and depletion	(13.0)	(13.7)	(36.4)	(35.1)
Income from operations	146.1	265.5	540.0	518.5
Interest expense	(0.6)	(0.3)	(2.0)	(0.7)
Other income	(0.9)	(5.8)	(38.7)	(5.9)
Gain on issuance of partnership interest				-
Gain on sale of partnership interest	-	28.6	-	28.6
Income tax (expense) reversal	(16.5)	134.6	(65.7)	76.2
Income	128.1	422.6	433.6	616.7

NYCO
Revenues	11.5	10.9	36.2	33.9
Cost of product sold	(7.3)	(6.7)	(22.2)	(22.2)
Transportation	(2.2)	(1.8)	(6.6)	(5.4)
Selling, general and administration	(1.0)	(1.1)	(3.2)	(3.2)
Depreciation and depletion	(0.9)	(1.0)	(2.8)	(3.2)
Income (loss) from operations	0.1	0.3	1.4	(0.1)
Other (expense) income	(0.1)	(0.1)	-	(0.2)
Income tax reversal (expense)	0.5	0.2	(0.4)	-
Income (loss)	0.5	0.4	1.0	(0.3)

Corporate
Selling, general and administration	(2.4)	(2.1)	(6.7)	(7.0)
Depreciation and depletion	0.0	(0.1)	(0.2)	(0.5)
Loss from operations	(2.4)	(2.2)	(6.9)	(7.5)
Interest expense	(4.6)	(2.7)	(11.7)	(7.7)
Other income (expense)	2.1	9.2	13.3	5.2
Reduction of interest in EVCP	-	-	-	9.5
Income taxes	-	-	-	-
(Loss) income	(4.9)	4.3	(5.3)	(0.5)

Consolidated
Revenues	451.8	570.8	1,409.5	1,334.6
Cost of product sold	(158.1)	(145.0)	(428.3)	(373.3)
Transportation	(128.0)	(139.8)	(379.5)	(390.0)
Selling, general and administration	(8.0)	(7.6)	(27.8)	(21.6)
Depreciation and depletion	(13.9)	(14.8)	(39.4)	(38.8)
Income from operations	143.8	263.6	534.5	510.9
Interest expense	(5.2)	(3.0)	(13.7)	(8.4)
Other income	1.2	3.3	(25.4)	(0.9)
Reduction of interest in EVCP	-	-	-	9.5
Gain on sale of partnership interest	-	28.6	-	28.6
Net income tax reversal (expense)	(16.0)	134.8	(66.1)	76.2

Net income	$123.8	$427.3	$429.3	$615.9

Fording Canadian Coal Trust